UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                   AMENDMENT NO. 1

                      Under the Securities Exchange Act of 1934



               FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
          _________________________________________________________________
                                   (Name of Issuer)


                            Shares of Beneficial Interest
          _________________________________________________________________
                            (Title of Class of Securities


                                     337400-10-5
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   February 1, 2001
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.














          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 1

          CUSIP NO. 337400-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Aries Hill Corp.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                              (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       50,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              50,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               50,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____















          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.127%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 337400-10-5

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Bruce C. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                          (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       137,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              137,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               137,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.349%














          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 337400-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Bridget B. Baird, as Successor Trustee under an Agreement with Cameron Baird dated 12/23/38

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       186,300
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              186,300

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               186,300

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.473%

          14.  TYPE OF REPORTING PERSON*















               IN, 00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 337400-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       1,118,756 (includes 654,800 Shares of
          BY EACH REPORTING        Beneficial Interest plus 94,300
          PERSON WITH              Series A Preferred Shares which are
                                   convertible to 463,956 Shares of
                                   Beneficial Interest)

                              8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              1,118,756 (see line 7)

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,118,756 (see line 7)

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.807%

          14.  TYPE OF REPORTING PERSON*














               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 337400-10-5

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       2,108,132 (includes 1,458,200 Shares
          BY EACH REPORTING        of Beneficial Interest plus 132,100
          PERSON WITH              Series A Preferred Shares which
                                   are convertible to 649,932 Shares
                                   of Beneficial Interest)

                              8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              2,108,132 (see line 7)

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,108,132 (see line 7)

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.264%

          14.  TYPE OF REPORTING PERSON*
               CO, IV
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 1

          INTRODUCTION

               The acquisition of shares of beneficial interest ("Shares of Beneficial Interest") of First Union Real Estate Equity and Mortgage Investments (the "Issuer") was previously reported in a
          Schedule 13D filed by five Reporting Persons (the "Reporting Persons") with the Securities and Exchange Commission on December 20, 2000 (the "Original Schedule 13D"). The Original Schedule 13D is hereby amended as set forth in this Amendment No. 1.

               Two of the Reporting Persons (The Cameron Baird Foundation and First Carlina Investors, Inc.) own, in addition to Shares of Beneficial Interest, Series A Cumulative Redeemable Preferred Shares of Beneficial Interest ("Series A Preferred Shares").
          Each Series A Preferred Share is convertible to 4.92 Shares of Beneficial Interest. Under SEC Rule 13d-3, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security through the conversion of another security owned by such person. For purposes of reporting The Cameron Baird Foundation's and First Carolina Investors, Inc.'s ownership of Shares of Beneficial Interest, this Amendment No. 1 reflects such Reporting Persons' ownership of Series A Preferred Shares.

               The cover pages are hereby amended to read as shown in this Amendment No. 1. Items 3 and 5 are hereby amended as shown in this Amendment No. 1. All other items remain unchanged from the Original Schedule 13D, and are incorporated herein by reference.

               NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The following table shows the approximate amounts of funds paid for the Shares of Beneficial Interest by the Reporting Persons since the filing of the Original Schedule 13D. Included in the following table is the amounts of funds paid for Series A Preferred Shares by the Reporting Persons since the filing of the Original Schedule 13D. The following table does not include brokerage commissions.


                 Bridget B. Baird,             $54,563
                 as Successor Trustee

                 The Cameron Baird            $474,650
                 Foundation

                 First Carolina
                 Investors, Inc.

                 - Shares of Beneficial       $399,494
                 Interest

                 - Series A Preferred       $1,841,700
                 Shares


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

         (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 3,600,688 Shares of Beneficial Interest. 2,486,800 of such Shares of Beneficial Interest are attributable to Shares of Beneficial Interest currently held by the Reporting Persons. 1,113,888 of such Shares of Beneficial Interest are attributable to 226,400 Series A Preferred Shares, which are convertible to 1,113,888 Shares of Beneficial Interest:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares         Security

          Aries Hill Corp.                      50,000       0.127% (1)

          Bruce C. Baird (2)                   137,500       0.349% (1)

          Bridget B. Baird,                    186,300       0.473% (1)
          as Successor Trustee (3)

          The Cameron Baird              1,118,756 (4)       2.807% (5)
          Foundation

          First Carolina Investors,      2,108,132 (6)       5.264% (7)
          Inc.                                  ______            _____

                                 TOTAL   3,600,688 (8)       8.888% (9)















             (1) The foregoing percentages assume that the number of Shares of Beneficial Interest outstanding is 39,396,604 Shares (as reported by the Issuer as of December 31, 2000).

             (2) 97,500 of such Shares are held by Bruce C. Baird individually, and 40,000 of such Shares are held by Bruce C. Baird's individual retirement account.

             (3) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated 12/23/38.

             (4) 654,800 Shares of Beneficial Interest are currently held by the Reporting Person. 94,300 Series A Preferred Shares are currently held by the Reporting Person, which are convertible to 463,956 Shares of Beneficial Interest.

             (5) This percentage assumes that the number of Shares of Beneficial Interest outstanding is 39,860,560 (39,396,604 shares of Beneficial Interest currently outstanding plus 463,956 additional Shares of Beneficial Interest outstanding if the Reporting Person were to convert 94,300 Series A Preferred Shares into 463,956 Shares of Beneficial Interest).

             (6) 1,458,200 Shares of Beneficial Interest are currently held by the Reporting Person. 132,100 Series A Preferred Shares are currently held by the Reporting Person, which are convertible to 649,932 Shares of Beneficial Interest.

             (7) This percentage assumes that the number of Shares of Beneficial Interest outstanding is 40,046,536 (39,396,604 Shares of Beneficial Interest currently outstanding plus 649,932 additional Shares of Beneficial Interest outstanding if the Reporting Person were to convert 132,100 Series A Preferred Shares into 649,932 Shares of Beneficial Interest).

             (8) 2,486,800 Shares of Beneficial Interest are currently held by the Reporting Persons. 226,400 Series A Preferred Shares are currently held by the Reporting Persons, which are convertible to 1,113,888 Shares of Beneficial Interest.

             (9) This percentage assumes that the number of Shares of Beneficial Interest outstanding is 40,510,492 (39,396,604 shares of Beneficial Interest currently outstanding plus 1,113,888 additional Shares of Beneficial Interest outstanding if the Reporting Persons were to convert 226,400 Series A Preferred Shares into 1,113,888 Shares of Beneficial Interest).















          (b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                             Price/Share
                                 Number of   (in Dollars
                                 Shares of   Commissions
          Purchase In            Beneficial  not             Transaction Made
          The Name Of    Date    Interest    included)           Through

          Bridget B.   12/19/00    5,000      2 7/16      First Clearing Corp.
          Baird, as    12/19/00    7,200      2 1/2       First Clearing Corp.
          Successor    12/20/00   10,000      2 7/16      First Clearing Corp.
          Trustee

          Cameron      12/20/00    2,800      2 7/16      First Clearing Corp.
          Baird        12/21/00   20,000      2 3/8       First Clearing Corp.
          Foundation   12/22/00   25,000      2 3/8       First Clearing Corp.
                       12/22/00    3,800      2 5/16      First Clearing Corp.
                       12/26/00   50,000      2 1/2       First Clearing Corp.
                       12/26/00   10,000      2 7/16      First Clearing Corp.
                       12/26/00      100      2 5/16      First Clearing Corp.
                       12/27/00   20,000      2 7/16      First Clearing Corp.
                       12/28/00   25,000      2 7/16      First Clearing Corp.
                       12/29/00   38,100      2 7/16      First Clearing Corp.


          First        1/3/01      8,800      2 7/16      First Clearing Corp.
          Carolina     1/4/01      1,900      2 7/16      First Clearing Corp.
          Investors    1/8/01      4,800      2 7/16      First Clearing Corp.
                       1/9/01        400      2 7/16      First Clearing Corp.
                       1/10/01    20,000      2 7/16      First Clearing Corp.
                       1/10/01       300      2 3/8       First Clearing Corp.
                       1/11/01     1,900      2 3/8       First Clearing Corp.
                       1/16/01    14,700      2 7/16      First Clearing Corp.
                       1/17/01     5,600      2 7/16      First Clearing Corp.
                       1/22/01     2,000      2 7/16      First Clearing Corp.
                       1/23/01     4,700      2 7/16      First Clearing Corp.
                       1/24/01    12,800      2 7/16      First Clearing Corp.
                       1/25/01     3,500      2 1/2       First Clearing Corp.
                       1/26/01    10,400      2 1/2       First Clearing Corp.
                       1/30/01    70,000      2 1/2       First Clearing Corp.


          In addition to the foregoing purchases of Shares of Beneficial Interest, First Carolina Investors, on 2/1/01, purchased 87,700 Series A Preferred Shares at $21 per share through Robotti & Co.,














          Inc.

          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


          DATED this 7th day of February, 2001.


          ARIES HILL CORP.


          By: s/ Brian D. Baird
                 Brian D. Baird, Secretary



          Bruce C. Baird; and Bridget B.
          Baird, as Successor Trustee

          By:  s/Brian D. Baird
               Brian D. Baird, as Attorney-in-fact



          The Cameron Baird Foundation


          By: s/Brian D. Baird
              Brian D. Baird, Trustee


          First Carolina Investors, Inc.


          By: s/Brent D. Baird
                Brent D. Baird, Chairman